UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07007401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carson Medlin Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 West Kennedy Blvd., Suite 305
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paula Johannsen (813)289-1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P.A.
(Name – *if individual, state last, first, middle name*)

102 So. Armenia Ave. (Address) Tampa (City) Florida (State) 33609 (Zip Code)

PROCESSED
APR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paula Johannsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carson Medlin Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MYLA ANN CLANTON
MY COMMISSION # DD345637
EXPIRES: October 03, 2008
1-800-3-NOTARY
Fl. Notary Discount Assoc. Co.

Signature

EVP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying balance sheets of The Carson Medlin Company as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carson Medlin Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange

Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 21, 2007

THE CARSON MEDLIN COMPANY
BALANCE SHEET

ASSETS

	DECEMBER 31, 2006	DECEMBER 31, 2005
CURRENT ASSETS		
Cash	$ 112,816	$ 154,672
Accounts receivable	144,980	36,542
Other receivable	11,985	0
Total current assets	269,781	191,214
FIXED ASSETS		
Furniture and equipment, net of accumulated depreciation of $61,158 and $52,082	19,056	20,954
OTHER ASSETS		
Deposits	1,068	2,500
Total assets	$ 289,905	$ 214,668

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable	$ 3,437	$ 0
Payroll taxes payable	0	302
Interest payable	8,662	7,013
Retirement plan payable	92,449	0
Total current liabilities	104,548	7,315
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated notes	33,000	33,000
Total liabilities	137,548	40,315
STOCKHOLDERS' EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 400 shares issued and outstanding	400	400
Additional paid-in-capital	49,600	49,600
Retained earnings	102,357	124,353
Total stockholders' equity	152,357	174,353
Total liabilities and stockholders' equity	$ 289,905	$ 214,668

END

See Notes to Financial Statements